May 25, 2023

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:          Plains GP Holdings LP

Form 10-K for the Fiscal Year ended December 31, 2022

Filed March 1, 2023

File No. 001-36132

Ladies and Gentlemen:

Set forth below is the response of Plains GP Holdings, L.P. (the “Company”, “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 12, 2023, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2022, File No. 001-36132, filed with the Commission on March 1, 2023 (the “Annual Report”).

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions correspond to the Annual Report unless otherwise specified.

Form 10-K for the Fiscal Year ended December 31, 2022

Financial Statements

Note 19 - Commitments and Contingencies, page F-54

1.	We note your disclosure concerning the crude oil release from the Las Flores to Gaviota Pipeline (Line 901), indicating that as of December 31, 2022 you recognized a long-term receivable of $225 million for costs that you believe are probable of recovery from insurance, net of deductibles and amounts already collected.

However, you also have disclosure on page 91, explaining that in the fourth quarter of 2022, insurers responsible for the majority of your remaining insurance coverage of the Line 901 incident, formally communicated a denial of coverage.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

May 25, 2023

We generally believe that an asset should not be recognized for a claim for recovery from a party that is asserting that it is not liable for indemnification, absent a clear basis for concluding that the amounts are probable of recovery. If a clear basis has been established, the rationale should be apparent from the accompanying disclosure, consistent with the guidance in footnote 49 to the Answer to Question 2 of SAB Topic 5Y.

Tell us how you are able to support your view that the long-term receivable amounts are probable of recovery, considering the insurers' denial of coverage and the various uncertainties expressed in your disclosure on page 91, including factors that could impact the timing and amount of recovery, or adversely impact your assessment, the possibility the insurers could become insolvent, and your inability to provide any assurance that actual recoveries will not vary significantly from the long-term receivable amount.

If you believe that you are able to provide persuasive rationale also submit the disclosure revisions that you propose to address the disclosure concerns for both Plains GP Holdings LP, and your public subsidiary Plains All American Pipeline LP.

Alternatively, if you are unable to provide adequate support for your view that the long-term receivable amounts are probable of recovery, you will need to revise the financial statements of both entities to eliminate the receivable and recognize the loss.

RESPONSE: In connection with drafting the disclosure included in the footnotes to the financial statements, we carefully considered the guidance referenced in your letter (i.e., footnote 49 to the Answer to Question 2 of SAB Topic 5Y), which provides as follows:

“The staff believes there is a rebuttable presumption that no asset should be recognized for a claim for recovery from a party that is asserting that it is not liable to indemnify the registrant. Registrants that overcome that presumption should disclose the amount of recorded recoveries that are being contested and discuss the reasons for concluding that the amounts are probable of recovery.”

We also considered the guidance previously included in footnote 18 to paragraph 25 of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Concepts No. 6 in developing our understanding of “probable” to refer to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

May 25, 2023

The disclosure included in Note 19 – Commitments and Contingencies on page F-58, which is excerpted below, includes both the amount of recorded recoveries that are being contested and the reasons for concluding that the amounts are probable of recovery. Specifically, our disclosure sets forth the following reasons supporting our belief that the $225 million of disputed recovery is probable of collection:

(i)	our analysis of the terms of the underlying insurance policies as applied to the facts and circumstances that comprise our claim for reimbursement,

(ii)	our experience with the cost submissions and timely collection of claims for the $275 million collected to date for this incident under the same insurance program as the denied claims, including from some of the same insurers who are now denying claims,

(iii)	our extensive legal review and assessment of the insurer’s claimed basis for denial of coverage, which review and assessment includes the advice of external legal counsel experienced in these type of matters and solidly supports our belief that our insurers are required to provide coverage based on the terms of the policies and the nature of our claims, and

(iv)	the financial strength of the insurance carriers as determined by an independent credit ratings agency.

While all of the above reasons solidly support our belief that recovery of the reimbursement is probable, we also believe it was entirely appropriate to mention in our disclosure the items that you refer to as “the various uncertainties expressed in your disclosure on page 91”. We note that the guidance referenced in your letter does not require that our view regarding the probability of recovery be completely free from all doubt or certain, and we believe it would be potentially misleading not to acknowledge the existence of such uncertainties. For example, the timing of the recovery will be dictated by factors that are not certain, such as the length of time it takes to complete the arbitration proceedings. While we initiated arbitration proceedings in March of 2023 and currently anticipate that the proceedings will continue into late 2024, there is inherent uncertainty as to the timing of any type of legal proceeding and the actual length of time it takes to conduct and conclude these proceedings could be longer or shorter than we anticipate. We intend to update our financials and related disclosures as we receive additional information and clarity with respect to the anticipated timing of the arbitration proceedings. Additionally, while we believe it is highly unlikely that any of the insurers will become insolvent given that each of them is (and was at the time of the filing of the Annual Report) rated investment grade (i.e., “A” or higher) by both AM Best and Standard & Poor’s, such occurrence remains a possibility that we believe should be disclosed and acknowledged. Finally, regarding the reference in your letter to the statement in our Annual Report that “we cannot provide assurance” that the actual recoveries will not vary significantly from our estimated recoveries, we note that our use of the term “assurance” in this context was intended to be consistent with the common understanding of this term as being interchangeable with the terms “insure” or “guaranty”. Given the inherent risk in all litigation/arbitration proceedings, we are not in a position to provide such a level of certainty to our investors, and, as referenced above, we do not believe that the referenced guidance requires such a level of certainty in order to rebut the presumption of non-collectability. Accordingly, we do not believe it is inconsistent to acknowledge that we cannot provide such “assurance” or certainty regarding collection while at the same time hold the view that the recovery of the reimbursement receivable is probable.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

May 25, 2023

In our opinion, simply generally acknowledging the existence of such uncertainties is “good disclosure” that is consistent with the guidance contained in Item 303(b)(3) of Regulation S-K regarding critical accounting estimates and does not undermine our disclosed conclusion that recovery of the insurance receivable is probable, especially considering the clear and specific reasons therefor included in our disclosure.

We believe that the disclosure included in Note 19 – Commitments and Contingencies meets the disclosure requirements identified in SAB Topic 5Y and provides persuasive and clear rationale and basis for our conclusion that the insurance receivable is probable of recovery.

Excerpt from Note 19 - Commitments and Contingencies, page F-58:

Insurers responsible for $185 million of the remaining $225 million of coverage formally communicated a denial of coverage for the Class Action Settlement generally alleging that some or all damages encompassed by the Class Action Settlement are not covered by their policies and that all or some portion of the $275 million for which Plains has already received insurance reimbursement does not properly exhaust the underlying policies that paid those sums. The insurer responsible for the final $40 million of coverage under such insurance program has not yet responded to our reimbursement demand. We intend to vigorously pursue recovery from our insurers of all amounts for which we have claimed reimbursement. We believe that our claim for reimbursement from our insurers of the Class Action Settlement payment is strong and that our ultimate recovery of such amounts is probable. Our belief is based on: (i) our analysis of the terms of the underlying insurance policies as applied to the facts and circumstances that comprise our claim for reimbursement, (ii) our experience with the cost submissions and timely collection of claims for the $275 million collected to date for this incident under the same insurance program as the denied claims, including from some of the same insurers who are now denying claims, (iii) our extensive legal review and assessment of the insurer’s claimed basis for denial of coverage, which review and assessment includes the advice of external legal counsel experienced in these type of matters and solidly supports our belief that our insurers are required to provide coverage based on the terms of the policies and the nature of our claims, and (iv) the financial strength of the insurance carriers as determined by an independent credit ratings agency. Various factors could impact the timing and amount of recovery of our insurance receivable, including future developments that adversely impact our assessment of the strength of our coverage claims, the outcome of any dispute resolution proceedings with respect to our coverage claims and the extent to which insurers may become insolvent in the future. An unfavorable resolution could have a material impact on our results of operations.

*      *      *      *      *

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

May 25, 2023

Please contact David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 if you have any questions with respect to the foregoing or if any additional or supplemental information is required by the Staff.

Very truly yours,

PLAINS GP HOLDINGS, L.P.

By:	PAA GP Holdings LLC

By:	/s/ Al Swanson
Name:	Al Swanson
Title:	Chief Financial Officer

Enclosures

cc:           David Oelman, Vinson & Elkins L.L.P.

Richard McGee, General Counsel, Plains GP Holdings, L.P.